Filed Pursuant to Rule 424(b)(3)

Registration No. 333-198305

MOODY NATIONAL REIT II, INC.

SUPPLEMENT NO. 7 DATED SEPTEMBER 27, 2016

TO THE PROSPECTUS DATED APRIL 21, 2016

This document supplements, and should be read in conjunction with, our prospectus dated April 21, 2016, as supplemented by Supplement No. 5, dated July 21, 2016 and Supplement No. 6, dated August 16, 2016, relating to our offering of up to $1,100,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 7 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 7 is to disclose:

•         the status of our public offering;

•         a non-binding letter of intent regarding a proposed merger;

•         an update to the “Risk Factors” section of our prospectus; and

•         an update regarding our refinancing of an acquisition loan regarding our Seattle hotel.

Status of Our Public Offering

We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on January 20, 2015. As of September 16, 2016, we had received and accepted investors’ subscriptions for and issued 2,422,301 shares of our common stock in our public offering, including 21,818 shares issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of approximately $60,012,076. As of September 16, 2016, 37,579,517 shares remained to be sold in our initial public offering.

Non-Binding Letter of Intent Regarding a Proposed Merger

On September 23, 2016, the special committee of the board of directors of Moody National REIT I, Inc., or Moody National REIT I, accepted a non-binding Letter of Intent, or LOI, from the special committee of our board regarding our proposed acquisition of Moody National REIT I. We will commence finalizing a definitive merger agreement with Moody National REIT I. Pending the entry into a definitive merger agreement and the receipt of necessary approvals, the proposed transaction will offer gross merger consideration of $11.00 per share of common stock of Moody National REIT I before the payment of disposition fees and profit sharing amounts payable to Moody National REIT I’s sponsor, financial advisory and legal fees payable by Moody National REIT I, and other transaction and closing costs incurred by Moody National REIT I; provided that in no event will the net merger consideration payable to the holders of common stock of Moody National REIT I be less than $10.25 per share. Further, the LOI provides that the stockholders of Moody National REIT I will have the option to receive shares of our common stock or cash; provided that no more than approximately 50% of the aggregate net merger consideration may be paid in cash. The LOI also provides that any definitive merger agreement will include go-shop and termination fee provisions. The proposed merger is subject to substantial conditions to consummation, including the entry by us and Moody National REIT I into a definitive merger agreement, and there can be no assurance that it will be consummated. Moody National REIT I is also sponsored by our sponsor.

Update to “Risk Factors”

The following should be read in conjunction with the “Risk Factors” section of our prospectus:

“The signing of a definitive merger agreement with respect to the proposed merger with Moody National REIT I is subject to many conditions, and there is no guarantee these conditions will be met.

Entry into definitive a merger agreement with respect to the proposed merger with Moody National REIT I, as described above, is subject to a number of conditions. These conditions include, among other things, (i) each party’s completion of, and its satisfaction with the results of, financial, tax, legal, regulatory, environmental, operating and other due diligence with respect to the other party; (ii) negotiation and execution of a definitive merger agreement and ancillary agreements satisfactory to each of the parties; (iii) our ability to provide evidence of financing sufficient to consummate the proposed merger; and (iv) the receipt of any government, stockholder, contractual or other approvals or consents related to the proposed merger. Both our management and the management of Moody National REIT I will expend time and resources of their respective companies in the negotiation of a definitive merger agreement and the fulfillment of the conditions thereof. Such time and resources may otherwise have been allocated to other operational needs of our company and Moody National REIT I, respectively. Additionally, the LOI is non-binding and there will be no contract or agreement regarding a transaction between us and Moody National REIT I until a definitive merger agreement is signed. There can be no guarantee that, even upon the satisfaction of the foregoing conditions, and others, we will enter into a definitive merger agreement with Moody National REIT I. Even if a definitive merger agreement is entered into, there can be no assurance as to whether or when the conditions to the closing of the proposed merger will be satisfied or waived, or as to whether or when the proposed merger will be consummated.”

Springhill Suites Seattle Loan Refinancing

As previously disclosed, on January 28, 2016, Moody National Companies L.P., or Moody LP, assigned to us all of Moody LP’s rights to and interests in the Agreement of Purchase and Sale, dated as of October 26, 2015, or the Purchase Agreement, for the acquisition of a hotel property located in Seattle, Washington commonly known as the Springhill Suites Seattle Downtown, or the SHS Seattle. On May 24, 2016, we assigned all of our rights and interests in and to the Purchase Agreement to Moody National Yale-Seattle Holding, LLC, or Moody Holding, a wholly-owned subsidiary of our operating partnership, Moody National Operating Partnership II, LP, or the Operating Partnership. On May 24, 2016, Moody Holding acquired fee simple title to the SHS Seattle for an aggregate purchase price of approximately $74,100,000, excluding acquisition and other costs, which we refer to as the “SHS Acquisition.” The SHS Acquisition was funded in part with the proceeds of a mortgage loan secured by the SHS Seattle with an aggregate initial principal balance of $56,250,000, or the Prior Loan, from KeyBank National Association, or the Lender.

On September 20, 2016, Moody Holding borrowed $45,000,000 from the Lender pursuant to a mortgage loan, or the Refinanced Loan, evidenced by a promissory note issued pursuant to a Loan Agreement, or the Refinanced Loan Agreement. Proceeds from the Refinanced Loan, among other sources of funds, were used to repay the outstanding balance of the Prior Loan in full.

The entire unpaid principal balance of the Refinanced Loan, all accrued and unpaid interest thereon and all other amounts due under the Refinanced Loan are due and payable in full on October 1, 2026. Interest on the outstanding principal balance of the Refinanced Loan accrues at a fixed per annum rate equal to 4.38%. In the event that, and so long as, any event of default has occurred and is continuing under the Refinanced Loan, the outstanding principal balance of the Refinanced Loan and any unpaid interest thereon will bear interest at a per annum rate equal to the lesser of (1) the highest interest rate permitted by applicable law and (2) 9.38%. In addition, in the event that any principal, interest or any other amount due under the Refinanced Loan is not paid within five days of the date on which it was due, Moody Holding will pay a late charge in an amount equal to the lesser of (1) 5.0% of the amount of the overdue payment and (2) the maximum amount payable pursuant to applicable law. Moody Holding may, upon at least 30 days’ prior written notice to the Lender, prepay the outstanding principle balance, plus all accrued interest and other amounts due, in full (but not in part) without payment of any penalty or premium on June 2, 2026 or any business day thereafter.

The performance of the obligations of Moody Holding under the Refinanced Loan are secured by, among other things, a security interest in the SHS Seattle and other collateral granted to Lender pursuant to a Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing. Pursuant to a Guaranty Agreement, we have agreed to irrevocably and unconditionally guarantee the prompt and unconditional payment to the Lender and its successors and assigns of certain obligations and liabilities of Moody Holding and the Master Tenant, as defined below, for which they may be liable pursuant to the Refinanced Loan Agreement.

Pursuant to an Environmental Indemnity Agreement, or the Environmental Indemnity, we and Moody Holdings, or collectively, the Indemnitors, have agreed to jointly and severally indemnify and hold harmless the Lender and its officers, directors, employees and agents, from and against any losses, damages, costs, claims, suits or other liabilities of any nature that the Lender may suffer or incur as a result of, among other things, (1) any presence of any hazardous substances at the SHS Seattle or release of hazardous substances from the SHS Seattle; (2) any activity by the Indemnitors or their respective affiliates or any tenant or occupant of the SHS Seattle in connection with any treatment, storage, release, removal, handling, transfer or transportation to or from the SHS Seattle of any hazardous substances; (3) any non-compliance or violations of any environmental laws or permits in connection with the SHS Seattle or its operations; and (4) any breach by the Indemnitors of any representation, warranty, covenant or other obligation relating to environmental laws or hazardous substances under the Environmental Indemnity or any other loan document.

As previously disclosed, Moody Holding leases the SHS Seattle to Moody National Yale-Seattle MT, LLC, or the Master Tenant, an indirect, wholly-owned subsidiary of the Operating Partnership, pursuant to a Hotel Lease Agreement between Moody Holding and the Master Tenant, or the Hotel Lease. Concurrent with the execution of the Refinanced Loan Agreement, Moody Holding and the Master Tenant executed the First Amendment to the Hotel Lease, which amended certain provisions of the Hotel Lease in order to reflect (i) the satisfaction of Moody Holding’s and the Master Tenant’s previous obligations under the Prior Loan and (ii) the creation of Moody Holding’s and the Master Tenant’s current obligations under the Refinanced Loan.